Pricing supplement no. 15
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-II dated November 21, 2008

Registration Statement No. 333-155535
Dated November 24, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $516,000 Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index due May 28, 2010

Registration Statement Update

The prospectus dated December 1, 2005, the prospectus supplement dated October 12, 2006 and the product supplement no. 39-XIII dated October 29, 2008, all of which were referenced in the term sheet relating to your notes (filed under the registration statement no. 333-130051), have been superseded by the accompanying prospectus dated November 21, 2008, the accompanying prospectus supplement dated November 21, 2008 and the accompanying product supplement no. 39-A-II dated November 21, 2008 (each filed under the registration statement no. 333-155535), respectively.

General

- The notes are designed for investors who seek a return of 2 times the appreciation of the MSCI EAFE® Index up to a maximum total return on the notes of 36% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose up to 90% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 28, 2010[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on November 24, 2008 and are expected to settle on or about November 28, 2008.

Key Terms

Index:	The MSCI EAFE® Index ("MXEA") (the "Index")
Upside Leverage Factor:	2
Payment at Maturity:	If the MSCI EAFE Closing Level is greater than the MSCI EAFE Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the MSCI EAFE Return multiplied by 2, subject to the Maximum Total Return on the notes of 36% at maturity. For example, if the MSCI EAFE Return is equal to or greater than 18%, you will receive the Maximum Total Return on the notes of 36%, which entitles you to a maximum payment at maturity of $1,360 for every $1,000 principal amount note that you hold. Accordingly, if the MSCI EAFE Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{MSCI EAFE Return} \times 2)]$$

Your principal is protected against up to a 10% decline of the Index at maturity. If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{MSCI EAFE Return} + 10\%)]$$

If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.

Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
MSCI EAFE Return:	$\dfrac{\text{MSCI EAFE Closing Level} - \text{MSCI EAFE Starting Level}}{\text{MSCI EAFE Starting Level}}$
MSCI EAFE Starting Level:	1118.76, which was the Index closing level on the pricing date.
MSCI EAFE Closing Level:	The Index closing level on the Observation Date.
Observation Date:	May 25, 2010[†]
Maturity Date:	May 28, 2010[†]
CUSIP:	48123LVM3

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-II.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$25	$975
Total	$516,000	$12,900	$503,100

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.00 per $1,000 principal amount note and, with respect to $201,000 aggregate principal amount notes, will use a portion of that commission to pay selling concessions to other dealers of $2.00 per $1,000 principal amount note. The other dealers will forgo all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution" beginning on page PS-152 of the accompanying product supplement no. 39-A-II.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

JPMorgan

November 24, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-II dated November 21, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 31, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-II dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241136/d424b21.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive MSCI EAFE Return by 2, up to the Maximum Total Return on the notes of 36% (or a maximum payment at maturity of $1,360 for every $1,000 principal amount note). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the MSCI EAFE Closing Level, as compared to the MSCI EAFE Starting Level, of up to 10%. If the MSCI EAFE Closing Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.

- **DIVERSIFICATION OF THE MSCI EAFE® INDEX** — The return on the notes is linked to the MSCI EAFE® Index. The MSCI EAFE® Index is published by MSCI and is a free float adjusted market capitalization index intended to measure the equity market performance of certain developed markets. As of September 2008 the MSCI EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. MSCI recently completed previously announced changes to the methodology used in its MSCI International Equity Indices, which includes the MSCI EAFE® Index. For additional information about the Index and the changes to the Index methodology, see the information set forth under "The MSCI EAFE® Index" in the accompanying product supplement no. 39-A-II.

- **CURRENCY MARKET EXPOSURE** — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which the component securities of the country indices that compose the Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. dollar weakens against these currencies, the value of the Index will increase and the payment at maturity, if any, may increase. For additional information about the impact of currency movements on the notes, please see "Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk" below.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-II. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions." Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code, as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-II, or as "contingent payment debt instruments."

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the possible U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the equity securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-II dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the MSCI EAFE Return is positive or negative. Your investment will be exposed to any decline in the MSCI EAFE Closing Level, as compared to the MSCI EAFE Starting Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the MSCI EAFE Closing Level is greater than the MSCI EAFE Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 36% of the principal amount, regardless of the appreciation in the Index, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of equity securities composing the Index would have.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded and the correlation between that rate and the level of the Index; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an MSCI EAFE Starting Level of 1100 and reflect the Upside Leverage Factor of 2 and the Maximum Total Return on the notes of 36%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
1650.00	50.00%	36.00%
1540.00	40.00%	36.00%
1430.00	30.00%	36.00%
1320.00	20.00%	36.00%
1298.00	18.00%	36.00%
1210.00	10.00%	20.00%
1155.00	5.00%	10.00%
1127.50	2.50%	5.00%
1111.00	1.00%	2.00%
1100.00	0.00%	0.00%
1045.00	-5.00%	0.00%
990.00	-10.00%	0.00%
935.00	-15.00%	-5.00%
880.00	-20.00%	-10.00%
770.00	-30.00%	-20.00%
660.00	-40.00%	-30.00%
550.00	-50.00%	-40.00%
440.00	-60.00%	-50.00%
330.00	-70.00%	-60.00%
220.00	-80.00%	-70.00%
110.00	-90.00%	-80.00%
0.00	-100.00%	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the MSCI EAFE Starting Level of 1100 to an MSCI EAFE Closing Level of 1155. Because the MSCI EAFE Closing Level of 1155 is greater than the MSCI EAFE Starting Level of 1100 and the MSCI EAFE Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 36%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Index decreases from the MSCI EAFE Starting Level of 1100 to an MSCI EAFE Closing Level of 1045. Because the MSCI EAFE Closing Level of 1045 is less than the MSCI EAFE Starting Level of 1100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the MSCI EAFE Starting Level of 1100 to an MSCI EAFE Closing Level of 1320. Because the MSCI EAFE Closing Level of 1320 is greater than the MSCI EAFE Starting Level of 1100 and the MSCI EAFE Return of 20% multiplied by 2 exceeds the Maximum Total Return of 36%, the investor receives a payment at maturity of $1,360 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the MSCI EAFE Starting Level of 1100 to an MSCI EAFE Closing Level of 770. Because the MSCI EAFE Closing Level of 770 is less than the MSCI EAFE Starting Level of 1100 by more than the Buffer Amount of 10%, the MSCI EAFE Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\%)] = \$800$$

Example 5: The level of the Index decreases from the MSCI EAFE Starting Level of 1100 to an MSCI EAFE Closing Level of 0. Because the MSCI EAFE Closing Level of 0 is less than the MSCI EAFE Starting Level of 1100 by more than the Buffer Amount of 10%, the MSCI EAFE Return is negative and the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 10%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

Historical Information

The following graph sets forth the historical performance of the MSCI EAFE® Index based on the weekly Index closing level from January 3, 2003 through November 21, 2008. The Index closing level on November 24, 2008 was 1118.76. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

